

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 28, 2017

Andrew Reich
Executive Vice President, Chief Operating Officer and Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, NY 10005

> **Re: Siebert Financial Corp.**
> **Form PRE14C**
> **Filed September 11, 2017**
> **File No. 000-05703**

Dear Mr. Reich:

We have completed our review of your filing[s]. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Martin H. Kaplan, Esq.